Exhibit 99.1

News Release #18/2013
2013-12-23

Boleo Project Schedule and Corporate Update

Vancouver, December 23, 2013 - Baja Mining Corp. (“Baja” or the “Company”) (TSX: BAJ - OTCQB: BAJFF) wishes to provide an update on the Boleo Project construction schedule and the SRK Boleo technical report, based on the latest information provided to it by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”). Baja holds a 10% ownership interest in MMB and has retained one representative on the five-member MMB board of directors and, as a result, has limited influence over decisions relating to the Project. In addition, the Company provides a status update on its separate Cinto Colorado tailings and slag recovery project, as well as the TSX listing review.

Construction Schedule Update

MMB has reported to Baja that:

  MMB is targeting mechanical completion of the copper circuit by the end of January 2014, but given potential manpower shortages during the holiday period there is potential that this completion may slip to the end of February.

  Plant commissioning is expected to extend three months from the date of mechanical completion of the copper circuit, with first ore (or hot commissioning) targeted to commence by May 1, 2014, and first copper production by June 1, 2014.

  The mechanical completion of the cobalt zinc circuits is now scheduled at the earliest for the middle of May 2014, with first production still scheduled at the earliest for July 1, 2014.

SRK Boleo Technical Report

The Company has been advised by MMB that the most recent version of the SRK Report being prepared for MMB and its lenders based on the updated Boleo mine plan has been submitted to MMB’s commercial banks and is under review by the banks and their technical advisers. MMB further advises that, in parallel, Korea Resources Corporation and MMB continue their discussions with the banks to renegotiate the lending facilities and to agree to a longer-term standstill arrangement. The previous standstill agreement expired in May 2013.

The Company is currently unable to advance work on the updated NI 43-101 compliant technical report on the Boleo Project until all parties are in agreement on a final mine plan.

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News Release #18/2013
2013-12-23

Cinto Colorado

The Company continues to advance its legal due diligence pertaining to title, licenses and environmental issues relating to Cinto Colorado. The Company is in discussions with Cinto Colorado to amend the Agreement, including extending the pre-feasibility study delivery date to accommodate the completion of legal due diligence, which has taken longer than the parties originally anticipated.

TSX Listing Review

The Company has been notified by the Toronto Stock Exchange ("TSX") that it is reviewing the eligibility for continued listing on TSX of the securities of the Company pursuant to Part VII of The Toronto Stock Exchange Company Manual. The Company is being reviewed under the Remedial Review Process and has been granted 60 days to comply with all requirements for continued listing. If the Company cannot demonstrate that it meets all TSX requirements set out in Part VII of The Toronto Stock Exchange Company Manual on or before February 18, 2014, the Company’s securities will be delisted 30 days from such date.

In the meantime, the Company will investigate if its securities may qualify for an alternative listing on TSX Venture Exchange to ensure, to the extent possible, uninterrupted trading for the Company’s securities.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this press release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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